14041720

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 2 4 2014
REGISTRATIONS BRANCH
17

SEC FILE NUMBER
8- 66841

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2013 (MM/DD/YY) AND ENDING June 30, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ni Advisors

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

638 Webster Street, Suite 410
(No. and Street)

Oakland (City) California (State) 94607 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sui-hock Goy 510-306-777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sui-hock Goy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ni Advisors, Inc, as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CA
County of ALAMEDA
Subscribed and sworn to (or affirmed) before me on this 20 day of AUGUST, 2014 by SUI HOCK GOY proved to me on the basis of satisfactory evidences to be the person who appeared before me.

[signature]
Signature

President
Title

[signature]
Notary Public

VINELL GREENE
Commission # 2050892
Notary Public - California
Alameda County
My Comm. Expires Dec 5, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
NI ADVISORS:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of NI ADVISORS (the Company) as of June 30, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NI ADVISORS as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
August 19, 2014

NI ADVISORS
Statement of Financial Condition
June 30, 2014

Assets

Cash	$	127,390
Commissions and concessions receivable		9,901
Property and equipment, net		2,302
Advances to officer		40,000
Deposit		7,989
Total assets	$	187,582

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued liabilities	$	9,019
Total liabilities		9,019
Commitments and contingencies		
Stockholder's equity		
Additional paid-in capital		236,700
Accumulated deficit		(58,137)
Total stockholder's equity		178,563
Total liabilities and stockholder's equity	$	187,582

The accompanying notes are an integral part of these financial statements.

NI ADVISORS
Statement of Income
For the Year Ended June 30, 2014

Revenues	
Commission, concession, and fee	$ 185,022
Private placement revenue	538,746
Revenue from the business of insurance	228,821
Other income	26,538
Total revenues	979,127
Expenses	
Compensation and benefits	677,742
Occupancy	23,813
Professional fees	59,519
Regulatory costs	23,613
Travel and entertainment	29,610
Other operating expenses	17,916
Total expenses	832,213
Net income (loss) before income tax provision	146,914
Income tax provision	800
Net income (loss)	$ 146,114

The accompanying notes are an integral part of these financial statements.

NI ADVISORS

Statement of Changes in Stockholder's Equity

For the Year Ended June 30, 2014

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at June 30, 2013	$ -	$ 236,700	$ (204,251)	$ 32,449
Net income (loss)	-	-	146,114	146,114
Balance at June 30, 2014	$ -	$ 236,700	$ (58,137)	$ 178,563

The accompanying notes are an integral part of these financial statements.

NI ADVISORS
Statement of Cash Flows
For the Year Ended June 30, 2014

Cash flow from operating activities:		
Net income (loss)		$ 146,114
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 711	
(Increase) decrease in assets:		
Advances to officer	(40,000)	
Deposit	1,281	
Increase (decrease) in liabilities:		
Accounts payable and accrued liabilities	(14,786)	
Total adjustments		(52,794)
Net cash provided by (used in) operating activities		93,320
Net cash provided by (used in) in investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		93,320
Cash at beginning of year		34,070
Cash at end of year		$ 127,390
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 1,600	

The accompanying notes are an integral part of these financial statements.

NI ADVISORS
Notes to Financial Statements
June 30, 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

NI ADVISORS (the "Company") was incorporated in the State of California on January 1, 2005. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and the Municipal Securities Rulemaking Board ("MSRB").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including those of a mutual fund retailer.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions and concessions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company receives fees in accordance with the terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

During the year ended June 30, 2014, two of the Company's representatives together produced 59% of total Company revenue for the year.

NI ADVISORS
Notes to Financial Statements
June 30, 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through August 19, 2014, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Equipment	$	734	5
Furniture		3,945	7
Total cost of property and equipment		4,679	
Less: accumulated depreciation		(2,377)	
Property and equipment, net	$	2,302	

Depreciation expense for the year ended June 30, 2014 was $711.

Note 3: INCOME TAXES

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State	800	-	800
Total income tax expense (benefit)	$ 800	$ -	$ 800

The income tax provision indicated above consists of the California Franchise Tax Board minimum tax of $800. The Company has available at June 30, 2014, unused Federal net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $8,720. The net operating loss begins to expire in the year 2033.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

Note 4: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 5: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a 5-year lease agreement during 2012 which will expire on March 1, 2017. Rent expense for the year ended June 30, 2014, was $13,431. The lease provision allows the Company to sublease the office space to various renters.

Note 5: COMMITMENTS AND CONTINGENCIES (Continued)

At June 30, 2014, the minimum annual payments are as follows:

Year Ending June 30,		
2015	$	13,200
2016		13,200
2017		8,800
2018 & thereafter		-
	$	35,200

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2014, the Company had net capital of $125,941 which was $120,941 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($9,019) to net capital was 0.07 to 1, which is less than the 15 to 1 maximum allowed.

NI ADVISORS
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2014

Computation of net capital			
Additional paid-in capital	236,700		
Accumulated deficit	(58,137)		
Total stockholder's equity		$	178,563
Less: Non-allowable assets			
Property and equipment, net	(2,302)		
Advances to officer	(40,000)		
Non-allowable AR	(2,331)		
Deposit	(7,989)		
Total non-allowable assets			(52,622)
Net capital			125,941
Computation of net capital requirements			
Minimum net capital requirements			
6 2/3 percent of net aggregate indebtedness	$ 601		
Minimum dollar net capital required	$ 5,000		
Net capital required (greater of above)			(5,000)
Excess net capital		$	120,941
Ratio of aggregate indebtedness to net capital	0.07 : 1		

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2014.

See independent auditor's report

NI ADVISORS
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2014

A computation of reserve requirements is not applicable to NI ADVISORS as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

NI ADVISORS
Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of June 30, 2014

Information relating to possession or control requirements is not applicable to NI ADVISORS as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

NI ADVISORS

Report on Exemption Provisions

Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)

For the Year Ended June 30, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Report on Exemption Provisions

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) NI ADVISORS identified the following provisions of 17 C.F.R. § 15c3-3(k) under which NI ADVISORS claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) NI ADVISORS stated that NI ADVISORS met the identified exemption provisions throughout the most recent fiscal year without exception. NI ADVISORS's management is responsible for compliance with the exemption provisions and its statements.

Auditor's Review

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about NI ADVISORS's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
August 19, 2014

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Ni Ad[illegible]or

638 Webster Street, Suite 410, Oakland, CA 94607
Tel: 510.306.7777 Fax: 510.339.9988
Email: goy@niadvisorsinc.com

Assertions Regarding Exemption Provisions

We, as members of management of NI ADVISORS ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph ***(k)(2)(i)***.

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending ***June 1, 2014 through June 30, 2014***.

NI ADVISORS

By: S. Hock G

Sui Hock Goy, President
(Name and Title)

August 11, 2014
(Date)

NI ADVISORS

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e) 4

For the Year Ended June 30, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
NI ADVISORS

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by NI ADVISORS and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating NI ADVISORS's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). NI ADVISORS's management is responsible NI ADVISORS's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended June 30, 2014, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by NI ADVISORS supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
August 19, 2014

NI ADVISORS
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended June 30, 2014

		Amount
Total assessment	$	21
SIPC-6 general assessment Payment made on January 28, 2014		(25)
SIPC-7 general assessment		-
Total assessment balance (overpayment carried forward)	$	(4)

NI ADVISORS

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS